www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/01/07: UMC will convene Q4 2024 Investor Conference

99.2 Announcement on 2025/01/07: December Revenue

99.3 Announcement on 2025/01/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will convene Q4 2024 Investor Conference

1. Date of institutional investor conference: 2025/01/21

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference:

UMC Q4 2024 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

January 7, 2025

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of December 2024.

1)
Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
December	Net sales	18,965,818	16,979,226	1,986,592	11.70%
Year-to-Date	Net sales	232,302,584	222,533,000	9,769,584	4.39%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	8,727,880	8,803,008	165,691,666

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023, December 13, 2023, February 27, 2024 ,July 31, 2024 and December 18, 2024, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,960 million.

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	785,520	0
Fair Value	0	0	(1,037)	0
Net profit (loss) from Fair Value	0	0	(1,037)	0
Written-off Trading
Contracts	0	0	5,522,242	0
Realized profit (loss)	0	0	(5,514)	0

Exhibit 99.3

United Microelectronics Corporation

For the month of December, 2024

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of November 30, 2024	Number of shares as of December 31, 2024	Changes
Chairman President President Executive Vice President Senior Vice President Senior Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President	Stan Hung SC Chien Jason Wang Ming Hsu Oliver Chang Chitung Liu TS Wu C C Hsu M C Lai S F Tzou Osbert Cheng G C Hung Steven Hsu Jerry CJ Hu Y S Shen Steven S Liu Francia Hsu Mindy Lin Linwu Kuo Eric Chen	59,301,452 19,294,648 28,715,000 7,443,000 4,475,589 4,700,217 3,166,809 5,352,068 2,256,863 1,349,108 2,055,000 3,100,791 1,062,000 3,160,000 1,440,000 2,200,000 1,532,000 2,783,925 - 1,640,000	59,486,252 19,479,448 28,899,800 7,535,400 4,544,889 4,769,517 3,218,784 5,404,043 2,308,838 1,225,308 2,101,200 3,152,766 1,108,200 3,036,200 1,326,200 2,246,200 1,528,200 2,830,125 46,200 1,686,200	184,800 184,800 184,800 92,400 69,300 69,300 51,975 51,975 51,975 (123,800) 46,200 51,975 46,200 (123,800) (113,800) 46,200 (3,800) 46,200 46,200 46,200
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of November 30, 2024	Number of shares as of December 31, 2024	Changes
-	-	-	-	-